UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2005

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech Pharmaceuticals, Inc. today announced that results from the REALITY Trial, a head-to-head trial sponsored by Johnson & Johnson (“JNJ”) comparing the JNJ CYPHER® stent and the TAXUS® stent, were presented today at the American College of Cardiology Annual Scientific Session. The trial failed to meet its primary endpoint.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: March 6, 2005

      By:/s/

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

 FOR IMMEDIATE RELEASE

 NEWS RELEASE

 Sunday, March 6, 2005

JNJ REALITY TRIAL FAILS TO MEET ENDPOINTS

VANCOUVER, BC and ORLANDO, FL, March 6, 2005 -- Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP) today announced that results from the REALITY Trial, a head-to-head trial sponsored by Johnson & Johnson (“JNJ”) comparing the JNJ CYPHER® stent and the TAXUS® stent, were presented today at the American College of Cardiology Annual Scientific Session. The trial failed to meet its primary endpoint.

Since its inception, the TAXUS stent has consistently shown phenomenal safety data in every FDA monitored study and independent registry to date and was furthered today by the remarkable safety and efficacy results in TAXUS V, a study that enrolled 1,156 patients.

Angiotech finds JNJ’s efforts today to tout a biased study that was not blinded to the doctor placing the stent or lab analyzing the data failed to meet its primary endpoint, predictable and desperate. Looking for minor trends in a study that failed is fraught with problems and rarely yields anything meaningful. Attempts to insinuate safety issues with nonsignificant data are as incredulous as the claims that the CYPHER stent is as deliverable as the TAXUS stent. In addition, claims such as favorable angiographic trends ignore the obvious issue typically seen in CYPHER trials, the delayed dilatation of blood vessels, a potentially toxic effect. Finally, despite the fact that the trial was sponsored by the competition, the efficacy of TAXUS was excellent.

”Despite the fact that this trial was sponsored by the competition, it still failed to meet the primary endpoint,” said William Hunter, MD, MSc, President and CEO of Angiotech. “Attempts like this are to be expected against a market leader that carries a platform which has delivered consistent outstanding safety and performance and is backed by an unparalleled mass of challenging studies. Good science asks a single, unambiguous question – in this case, “Is CYPHER superior to TAXUS?” and despite the obvious limitations of this study, the resounding answer was “No”.”

Boston Scientific acquired worldwide exclusive rights from Angiotech to use paclitaxel to coat its coronary stent products and has co-exclusive rights to other vascular and non-vascular products.

Vancouver-based Angiotech Pharmaceuticals, Inc., a specialty pharmaceutical company focusing on drug-coated medical devices and biomaterials, is dedicated to enhancing the performance of medical devices and biomaterials through the innovative uses of pharmacotherapeutics. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

CYPHER is a registered trademark of Johnson and Johnson

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," "may" and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

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CONTACTS:

Todd Young, Angiotech Pharmaceuticals (Analysts & Investors) (604) 221-7676 ext 6933

Rui Avelar, Angiotech Pharmaceuticals, Inc. (Analysts) (604) 221-7676 ext 6996

Eric Starkman, Starkman & Associates (Media) (212) 252-8545 ext 12